May 15, 2025

Coreen Kraysler
Chief Financial Officer
Netcapital Inc.
1 Lincoln Street
Boston, MA 02111

        Re: Netcapital Inc.
            Form 10-K for Fiscal Year Ended April 30, 2023
            Form 10-K for Fiscal Year Ended April 30, 2024
            File No. 001-41443
Dear Coreen Kraysler:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Crypto Assets